Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2017 Annual Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Thursday, January 4, 2018 at 9:30 a.m. (Israel time), at the office of the Company at 7 Sapir Street, Ness Ziona, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Izhak Tamir and Eric Paneth to our Board of Directors;

(2)	reappointment of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(3)	consideration of our financial statements.

Shareholders of record on December 5, 2017 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 30, 2017

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2017 Annual Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2017 Annual Meeting of Shareholders. The Meeting will be held on Thursday, January 4, 2018 at 9:30 a.m. (Israel time), at the office of the Company at 7 Sapir Street, Ness Ziona, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Izhak Tamir and Eric Paneth to our Board of Directors;

(2)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(3)	consideration of our financial statements.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting.  Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on December 5, 2017 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is December 25, 2017.

On November 1, 2017, 9,878,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of November 1, 2017 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Aviv Boim (2)	3,143,287	27.0%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 Ordinary Shares outstanding on November 1, 2017.
(2)	Includes options to purchase 1,768,004 ordinary shares that are vested on, or will vest within 60 days after, November 1, 2017.
(3)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed February 5, 2013.  Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.  Based on a Schedule 13D/A filed by Mr. Bronson on February 19, 2010, he beneficially owned 1,198,755 ordinary shares, or 13.9% of our outstanding shares, at that time.

COMPENSATION OF OFFICE HOLDERS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation" in our annual report on Form 20-F for the year ended December 31, 2016.

Item 1 – Election of Directors

Our directors, other than our two external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Izhak Tamir and Eric Paneth to our Board of Directors. Mr. Tamir, our Chairman of the Board, is paid an annual fee of NIS 37,000 (approximately $9,600) and a meeting participation fee of 2,400 (approximately $625).  Mr. Paneth is paid an annual fee of NIS 27,080 (approximately $7,000) and a meeting participation fee of NIS 1,722 (approximately $450), subject to adjustments in the Israeli consumer price index, which is the 'fixed fee' for the smallest companies set forth in the regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”) governing compensation to external directors.

A brief biography of each nominee is set forth below:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He co-founded Orckit Communications Ltd. in 1990 and served as President and a Director until 2014. Mr. Tamir served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, from 2001 to 2014, and as Chief Executive Officer of Orckit-Corrigent Ltd. from 2007 to 2014 and as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Eric Paneth has served as one of our Directors since January 2000 and served as our Chief Executive Officer from November 2008 to October 2010. He co-founded Orckit Communications Ltd. in 1990 and served as Chief Executive Officer and a Director until 2014.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

In June 2014, a liquidator was appointed in respect of Orckit at the request of a creditor, and Orckit subsequently underwent a court-approved debt restructuring. In March 2017, the liquidator filed a petition in the District Court of Tel Aviv against former directors and officers of Orckit, including Messrs. Tamir and Paneth, and Orckit's professional liability insurer, seeking civil monetary damages.

 Required Approval

Under the Companies Law, the election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Izhak Tamir be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, that Eric Paneth be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Reappointment of Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Required Approval

The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2016 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on April 25, 2017.  You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website athttp://www.sec.gov.  These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 30, 2017